Filed by Zygo Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Zygo Corporation
Commission File No. 000-12944

This filing relates to the proposed acquisition by Electro Scientific Industries, Inc. (“ESI”) of Zygo Corporation (“Zygo”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated October 15, 2008, by and among ESI, Zirkon Merger Sub, LLC, and Zygo (the “Merger Agreement”). The Merger Agreement was filed by ZYGO with the Securities and Exchange Commission under cover of Form 8-K on October 21 2008 and is incorporated by reference into this filing.

Additional Information about the Merger and Where to Find It

ESI and ZYGO intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the merger and other relevant materials (the “proxy statement/prospectus”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS AND INVESTORS OF ESI AND ZYGO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ESI, ZYGO AND THE MERGER. Investors and security holders may obtain copies of the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any other related reports and documents filed or to be filed by ESI or ZYGO with the SEC relating to the merger, free of charge, at the SEC’s web site at www.sec.gov. Investors and security holders also may obtain these documents free of charge from ZYGO at the Investor’s link on ZYGO’s web site at www.zygo.com, or by contacting ZYGO’s Investor Relations at (860) 347-8506. Documents will also be available from ESI at the Investor Relations link on ESI’s web site at www.esi.com or by contacting ESI’s Investor Relations at (503) 641-4141.

ESI and ZYGO and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of ESI and ZYGO and information about other persons who may be deemed participants in the merger transaction will be included in the proxy statement/prospectus. ESI’s information about executive officers and directors is included in ESI’s proxy statement (DEF14A) filed with the SEC on June 27, 2008. Information about ZYGO’s officers and directors is included in ZYGO’s annual report (Form 10-K) filed with the SEC on September 15, 2008, as amended on Form 10-K/A filed with the SEC on October 27, 2008. Free copies of these documents can be obtained from the SEC or from ZYGO and ESI using the contact information above. In addition, directors and executive officers of ZYGO may have direct or indirect interests in the merger due to securities holdings, vesting of options, or rights to severance payments if their employment is terminated following the merger. Additional information regarding ZYGO, ESI, and the interests of their respective executive officers and directors in the merger will be contained in the proxy statement/prospectus.

The following materials are filed:

1. Transcript of ZYGO’s first quarter fiscal 2009 earnings release conference call/webcast held on October 30, 2008:

FINAL TRANSCRIPT

Oct. 30. 2008 / 6:00PM ET, ZIGO - Q1 2009 ZYGO Earnings Conference Call

FINAL TRANSCRIPT

Conference Call Transcript ZIGO - Q1 2009 ZYGO Earnings Conference Call Event Date/Time: Oct. 30. 2008 / 6:00PM ET

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FINAL TRANSCRIPT

Oct. 30. 2008 / 6:00PM ET, ZIGO - Q1 2009 ZYGO Earnings Conference Call

CORPORATE PARTICIPANTS

Walter Shephard
ZYGO - CFO

Bruce Robinson
ZYGO - Chairman, CEO

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Zygo Corporation Q1 fiscal 2009 conference call. During the presentation, all participants will be a listen-only mode. Afterwards, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded today, Thursday, October 30, 2008. I would now like to turn the conference over to Walter Shephard, Chief Financial Officer. Please go ahead, sir.

Walter Shephard - ZYGO - CFO

Thank you, Dave. Good evening, everyone. I want to thank you for joining us tonight for our first quarter fiscal 2009 conference call. Before I turn the call over to Bruce Robinson, Zygo's Chairman and CEO, I would like to read the following forward-looking statements.

All statements other than statements of historical fact that are made during this call regarding our financial position, business strategy, plans and participated growth rates, market acceptance and objectives of management for future operations are forward-looking statements. Forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance based upon information currently available and assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as anticipate, believe, estimate, expect, intend, plans, strategy, project, and other words of similar meaning in connection with the discussion of future operating or financial performance. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors.

Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are fluctuations in capital spending of our customers, fluctuations in net sales to our major customer, manufacturing and supply risk, dependence on timing and market acceptance of new product development, rapid technological and market change, risk in international operations, dependence on proprietary technology and key personnel, length of the sales cycle, environmental regulations, investment portfolio returns, fluctuation in our stock price, and the risks associated with the merger between ESI and Zygo. For further information on potential factors that could affect Zygo Corporations business are described in our reports on file with the Securities and Exchange Commission, including our Form 10-K for the fiscal year ended June 30, 2008. Now I would like to turn the call over to Bruce.

Bruce Robinson - ZYGO - Chairman, CEO

Thank you, Walter. Ladies and gentlemen, welcome to Zygo's first quarter of fiscal 2009 conference call. The good news is that the attention to expense control and margin improvement allowed us to achieve profitability at the high end of our expectations in a very difficult economic climate. In addition, our core instrument group continued to grow in the quarter. We were also pleased that the optics division received a contract for manufacturing a new disease related surgical device for $1 million in the early part of this second quarter.

The bad news is we anticipate that a global recovery in CapEx spending is likely to be slow and long-term. We have experienced pushouts across virtually all segments of our business. Recent estimates from analysts put capital spending in the semiconductor sector down a further 18% in 2009 with a bottom in the second or third quarter. This estimate today is probably as accurate or inaccurate as anyone else's at this point in time. This makes it very difficult to provide any sort of visibility as to future orders and sales. The semiconductor market has been particularly hard hit and as to when it will recover is very difficult to predict.

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FINAL TRANSCRIPT

Oct. 30. 2008 / 6:00PM ET, ZIGO - Q1 2009 ZYGO Earnings Conference Call

In October, we announced that the Company had signed a merger agreement with ESI Inc. in an all stock transaction. A proxy statement regarding the contemplated merger will be filed with the SEC in a few weeks and will outline in detail the reasons for the merger. In the meantime, our focus at Zygo has to be on controlling expenses to match the economic conditions while not jeopardizing the future opportunities when the market recovers. I will now turn it over to Walter to give you the financial results.

Walter Shephard - ZYGO - CFO

Thank you, Bruce. As we have reported, orders in the quarter were $28.8 million, with the Metrology Solutions division accounting for 79% of the total orders booked. Within this division, our instrument group booked the majority of the orders as a diverse customer base mitigated some of the economic conditions. The rest of the division, all heavily semiconductor related felt the affects of the worldwide reduction for capital expenditures.

Our optical systems orders were also impacted by the macro-economic picture. Although this division is not as exposed to the semiconductor market as our metrology division is, it saw order pushouts from one of its main customer in the elective eye surgery market. Although there is quoting activity going on, aside from the new customer win that Bruce mentioned that occurred early in the second quarter, placement of orders has slowed. Backlog at the end of the quarter was just under $63 million.

Sales for the quarter were $38.4 million, of which 72% was from the Metrology Solutions division and the balance of 28% from the optical solutions division. Canon sales in the quarter represented 19% of the total sales with 11% being Canon consumed sales and sales to other end use customers accounting for 8%. As was the case with orders, the Metrology division sales were led by the instrument group which had an 11% growth over Q1 of last year. In addition, the displaced system unit also had a strong quarter in terms of revenue as we begin to ship the strong backlog accumulated at the end of the last fiscal year.

We're pleased with the gross margin of approximately 44%. Both divisions had solid improvements in their margins from the previous year as a combination of product mix and factory cost down efforts showed positive affects. Operating expenses were $15.6 million in the quarter. Although this is an increase over the $13.1 million of expenses in Q1 of last year it is down $3.7 million from our fourth quarter numbers and it does reflect the additional operating cost of the Solvision acquisition that was not in last year's first quarter numbers.

We have concentrated our cost control efforts by delaying hiring where appropriate and pushing out expenses but not at the expense of hurting critical projects. Our net income in the quarter was $500,000 or $0.03 a share on a diluted basis. This represents an $0.08 turn around from our Q1 loss from a year ago.

Our balance sheet remains strong. Our cash , cash equivalents and marketable securities were $52.3 million, an increase of $1.2 million from year end. Although our accounts receivable balance declined by $2.4 million our DSO's increased to 61 days from 55 days at year end. Despite this increase, the receivables are in good shape. You will not see any unusual changes in our customers paying habits. Inventory levels rose to $40.6 million, an increase of $3.1 million from the beginning of the year. The reasons for the increase is that we do have semiconductor units, principally displayed systems in the field awaiting acceptance for revenue recognition. In addition, instrument group inventory increase in preparation for Q2 shipments. We'll now turn the call over to the operator, Dave, for questions.

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QUESTION AND ANSWER

Operator

Thank you, sir. (OPERATOR INSTRUCTIONS) One moment, please. And Mr. Shephard, there are no questions at the present time, sir.

Bruce Robinson - ZYGO - Chairman, CEO

I think that's -- that's understandable. I did want to mention, this is Bruce Robinson. I did want to mention that the filings that are with the SEC at the moment are public and can be taken online. We'll be filing the S-4 in a few weeks and when the S-4 comes out there will be a lot more information concerning the merger and at that point in time then we can discuss it in further detail. Thank you very much for attending this evening and we appreciate it very much.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you very much for your participation and ask that you please disconnect your lines. Thank you for attending. Have a great day.

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